UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42767

J-Star Holding Co., Ltd.

(Registrant’s Name)

7/F-1, No. 633, Sec. 2, Taiwan Blvd.,

Xitun District, Taichung City 407,

Taiwan (R.O.C.)

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Departure of Certain Officers; Appointment of Certain Officers

On March 31, 2026, Mr. Sam Van (“Mr. Van”) resigned as the Chief Executive Officer of J-Star Holding Co., Ltd (the “Company” or “J-Star”), effective from March 31, 2026. The resignation by Mr. Van was not the result of any disagreement with the Company regarding its operations, policies, or practices. On March 31, 2026, the Company entered into a severance agreement with Mr. Van (the “Severance Agreement”). Pursuant to the Severance Agreement, Mr. Van will receive a lump sum severance payment equal to six months of his monthly salary. The Severance Agreement contains a general release of all claims against the Company and standard indemnification provisions.

On the same date, the Board reappointed Mr. Jing-Bin Chiang (“Mr. Chiang”), our Director and Chairperson of the Board of Directors, to fill in the vacancy as Chief Executive Officer, resulting from Mr. Van’s resignation, effective immediately.

The biographies for Mr. Van is set forth below:

Jing-Bin Chiang has been appointed as our Director and Chairman of the Board since July 2021 and has been serving as our Chief Executive Officer since March 31, 2026. Prior to that, Mr. Chiang previously served as our as our Chief Executive Officer from May 2016 to October 2025 and as the representative of one of our former corporate directors as Chairman from February 2017 to July 2021. For our subsidiary TW YMA, Mr. Chiang has been serving as the chairman of the board since its incorporation date. Mr. Chiang is responsible for the overall strategic planning, corporate management and business development of our day-to-day operation as well as the overall accounting management. Mr. Chiang has approximately 18 years of experience in the composite material application industry. From November 2003 to August 2009, Mr. Chiang worked as chief financial officer and vice president in finance in LCY Elastomers LP, a thermoplastic rubber manufacturer with factory in Houston. From September 2010 to February 2015, Mr. Chiang worked as vice president in Coretronic Corporation (TWO: 5371), a company which develops, manufactures and markets liquid crystal display (LCD). Mr. Chiang received a bachelor’s degree in business administration from Tunghai University in Taiwan in June 1990 and a master’s degree in Accountancy and Financial Information System from Cleveland State University in the United States in March 1995. Mr. Chiang has been admitted as a certified public accountant of Washington State Board of Accountancy since February 1997. Mr. Chiang has also been admitted as a certified internal auditor of The Institute of Internal Auditors since May 2000.

On March 31, 2026, Mr. Chiang had entered into an employment agreement (“Employment Agreement”) with the Company, which is filed herewith as Exhibit 10.1, should be reviewed in its entirety for additional information.

Mr. Chiang have no family relationships with any of the executive officers or directors of the Company. Save except for the Employment Agreement as stated above, there is no other agreement between the Company and Mr. Chiang, nor are there any arrangements or plans in which the Company will provide compensation, bonus, pension, retirement, or similar benefits to Mr. Chiang. There have been no transactions to which the Company was or is to be a party, in which Mr. Chiang had, or will have, a direct or indirect material interest.

The foregoing description of the Employment Agreement and the Severance Agreement do not purport to be complete and are qualified in its entirety by reference to the full text actual agreements, which are attached as Exhibits 10.1 and 10.2, respectively, to this Current Report and incorporated herein by reference.

A copy of the Company’s press release announcing Mr. Chiang’s appointment is attached hereto as Exhibit 99.1.

This Current Report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-292611).

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Employment Agreement entered into by and among J-Star Holding Co., Ltd and Jing-Bin Chiang, dated March 31, 2026
10.2	Severance Agreement entered into by and among J-Star Holding Co., Ltd and Sam Van, dated March 31, 2026
99.1	Press release issued on April 1, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J-Star Holding Co., Ltd.

	By:	/s/ Jing-Bin Chiang
	Name:	Jing-Bin Chiang
	Title:	Chairman of the Board

Date: April 10, 2026

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